UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Auction of Fractional Shares

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), pursuant to Article 157, paragraph 4 of Law No. 6,404/1976 and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general, in continuity to the Material Facts disclosed on January 29th and March 13th, 2025, and the Notice to Shareholders published on April 14th, 2025, of the following:

The auction for the sale of 35,633,792 common shares, formed from the consolidation of fractional shares resulting from the reverse stock split of all common shares issued by the Company, at a ratio of 40 (forty) shares to 1 (one) share, followed by a forward stock split such that 1 (one) consolidated share corresponds to 80 (eighty) shares, without changing the Company’s share capital, but only the total number of shares (“Transaction”), as approved by shareholders at the Extraordinary General Meeting held on March 13th, 2025 (“EGM”), will be conducted by Itaú Corretora de Valores S.A. on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) on May 19th, 2025, during the opening auction of the trading session on that date.

The net proceeds from the sale of these shares at auction will be allocated and distributed proportionally among the holders of the fractional shares on a date to be subsequently announced by the Company, as follows:

(a) Shareholders with complete registration data: the amounts will be deposited into the checking account indicated in the respective shareholder’s registration;

(b) Shareholders with shares held in B3’s Central Depository: the amounts will be credited directly to the Central Depository, which will be responsible for transferring them to the respective shareholder through their custody agent; and

(c) Other shareholders not identified or without complete registration data: the amounts will be held by the Company, within the legal term, for collection by the respective holder upon submission of complete registration data.

Amounts allocated to investors (both residents and non-residents) may be subject to income tax on any capital gains, which will be taxed as “net gains” in accordance with current legislation. Therefore, the appropriate tax treatment must be determined directly by the respective shareholders and their advisors.

The Company will keep its shareholders and the market informed regarding the outcome and conclusion of the auction.

São Paulo, May 16th, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 16, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director